UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

eLong, Inc.

(Name of Issuer)

Ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

290138205

(CUSIP Number)

Mr. Nanyan Zheng

No. 300 Xinjiaoxi Road, Haizhu District

Guangzhou, Guangdong 510320

People’s Republic of China

+86 20 8414 3753

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Karen Yan, Esq.

Fenwick & West LLP

Unit 908, Kerry Parkside Office

No. 1155 Fang Dian Road

Pudong, Shanghai 201204

People’s Republic of China

Fax: +86 21 8017 1299

September 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person Ocean Imagination L.P.
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357 (2)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person PN

(1)         Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

(2)         See Item 5.

1.		Name of Reporting Person Ocean Voyage L.P.
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357(2)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person PN

(1)         Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Ocean Voyage is the general partner of Ocean Imagination and may be deemed to have sole voting and dispositive power over the shares directly held by Ocean Imagination. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

(2)         See Item 5.

1.		Name of Reporting Person Fortune Smart Holdings Limited
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357 (2)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person CO

(1)         Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Ocean Voyage is the general partner of Ocean Imagination, and Fortune is the general partner of Ocean Voyage. Therefore, Fortune may be deemed to have sole voting and dispositive power over the shares directly held by Ocean Imagination. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

(2)         See Item 5.

1.		Name of Reporting Person Nanyan Zheng
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357 (2)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person IN

(1)         Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Ocean Voyage is the general partner of Ocean Imagination, Fortune is the general partner of Ocean Voyage, Nanyan Zheng is the sole shareholder of Fortune and may be deemed to have sole voting and dispositive power over the shares directly held by Ocean Imagination. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

(2)         See Item 5.

This Amendment No.1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on August 19, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”), which relates to the ordinary shares and high-vote ordinary shares, par value US$0.01 per share (collectively, the “Ordinary Shares”) of eLong, Inc., a Cayman Islands company (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms used in this Amendment No. 1 but no defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

This Amendment No. 1 is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The information set forth in or incorporated by reference in Item 4 of this Statement is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On September 18, 2015, Ocean Imagination entered into a consortium agreement (the “Consortium Agreement”) with TCH Sapphire Limited (“TCH”) and C-Travel International Limited (“C-Travel,” and together with Ocean Imagination and TCH, the “Consortium Members”), pursuant to which the Consortium Members will cooperate in good faith in connection with an acquisition transaction (the “Transaction”), as contemplated by the proposal submitted by Tencent Holdings Limited on behalf of TCH, to the board of directors of the Issuer on August 3, 2015.

The Consortium Agreement provides, among other things, for the cooperation and participation in the: (a) evaluation of the Issuer, including conducting due diligence of the Issuer and its business; (b) discussions regarding the Transaction and the Issuer; (c) negotiations of the terms of definitive documentation in connection with the Transaction; and (d) engagement of advisors. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) twelve (12) months following the termination of the Consortium Agreement as a result of the Consortium Members and/or the Issuer being unable to reach agreement on the terms of the Transaction, or (ii) the termination of the Consortium Agreement on the occurrence of other termination events, the Consortium Members have agreed to deal exclusively with each other with respect to the Transaction.

References to the Consortium Agreement in this Statement are qualified in their entirety by reference to the Consortium Agreement, a copy of which is attached hereto as Exhibit 99.4, and incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby replaced with the following:

Ocean Voyage is the general partner of Ocean Imagination. Fortune is the general partner of Ocean Voyage. Mr. Nanyan Zheng is the sole shareholder of Fortune.

As of the date of this Amendment No. 1, Ocean Imagination beneficially owns 16,399,357 Ordinary Shares, consisting of 6,185,649 ordinary shares of the Issuer and 10,213,708 high-vote ordinary shares of the Issuer, representing an aggregate of 22.8% of the Issuer’s total outstanding Ordinary Shares. The percentages of ownership set forth in row 13 of the cover page for each Reporting Person is based on 72,000,731 Ordinary Shares (including 38,411,527 ordinary shares and 33,589,204 high-vote ordinary shares assuming conversion of high-vote ordinary shares) outstanding as of February 28, 2015, as disclosed in the Issuer’s 2014 annual report on Form 20-F.

The Reporting Persons may be deemed to be members of a “group” with other Consortium Members pursuant to Section 13(d) of the Exchange Act as a result of entering into the Consortium Agreement. However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by any other reporting person(s) or other Consortium Members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by any other reporting person(s) or other Consortium Members. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other Consortium Members.

As set forth in the Consortium Agreement, TCH beneficially owns 6,031,500 Ordinary Shares and 5,038,500 High-Vote Ordinary Shares, which represent 15.4% of the Issuer’s outstanding Ordinary Shares and High-Vote Ordinary Shares.

As set forth in the Consortium Agreement, C-Travel beneficially owns 11,131,942 Ordinary Shares and 16,634,711 High-Vote Ordinary Shares, which represent 38.6% of the Issuer’s outstanding Ordinary Shares and High-Vote Ordinary Shares.

Accordingly, the Consortium Members may be deemed to beneficially own, in the aggregate, 23,349,091 Ordinary Shares and 31,886,919 High-Vote Ordinary Shares, which, based on 72,000,731 outstanding Ordinary Shares and High-Vote Ordinary Shares (including 38,411,527 Ordinary Shares and 33,589,204 High-Vote Ordinary Shares assuming conversion of high-vote ordinary shares) outstanding as of February 28, 2015, as disclosed in the Issuer’s 2014 annual report on Form 20-F, represent approximately 76.7% of the Issuer’s outstanding Ordinary Shares and High-Vote Ordinary Shares.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in Ordinary Shares of during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The description of the principal terms of the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

99.1        Joint Filing Agreement by and between the Reporting Persons on August 17, 2015 (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on August 19, 2015).

99.2        Assumption Agreement dated August 17, 2015 by and between Ocean Imagination L.P. and C-Travel International Limited (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on August 19, 2015).

99.3        Right of First Refusal Agreement by and between C-Travel International Limited and Keystone Lodging Holdings Limited on May 22, 2015 (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on August 19, 2015).

99.4        Consortium Agreement dated September 18, 2015 by and among TCH Sapphire Limited, C-Travel International Limited and Ocean Imagination L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2015

OCEAN IMAGINATION L.P.
a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Fortune Smart Holdings Limited
its General Partner

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

OCEAN VOYAGE L.P.
a Cayman Islands exempted limited partnership

By:	Fortune Smart Holdings Limited
its General Partner

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

FORTUNE SMART HOLDINGS LIMITED

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng